United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a-103

Name of the Registrant:
Arlington Asset Investment Corp.

Name of Person Relying on Exemption:
VA Property 1 LLC (1,350,000 shares of AAIC Common Stock)

Address of Persons Relying on Exemption:
240 W Main St, Suite 100
Charlottesville, VA 22902

Written Material:
Response to Board Opposition Letter (Request for Clarification)

Voluntary Submission; No Proxy Solicitation; All Statements Opinions:
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.
Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote any shareholder?s proxy, and proxy cards will not be accepted if sent. Shareholders should read the company?s proxy statement (available for free on the SEC EDGAR website), as it contains important information.
The contents of this letter
should be viewed exclusively as the subjective opinions of the proponent, and not as any citation of objective fact.

Request for Clarification

To the Board of Arlington Asset,

In reference to your letter opposing the liquidation proposal, it seems that the Board has conveyed some mixed messaging, which we fear may confuse shareholders as they evaluate a potential liquidation.

On one hand, and despite Q4 book value?s 84% premium to the April 14th closing price, the letter expresses your view that the company will achieve greater value as a going concern than in a liquidation.

On the other, since the initial submission of the liquidation proposal on August 4th , one of the Board?s own members (CEO Rock Tonkel) has purchased over $270,000 worth of AAIC common stock.

At the time the liquidation proposal was first submitted, Mr. Tonkel had not purchased a single
AAIC share in nearly seven months. Immediately thereafter, however, he appears to have made six purchases over an eight month period, with the first such trade occurring less than one week after receipt of the liquidation proposal.

To clarify, we do not allege that these trades were in any way improper, and specifically disclaim any such implication.

Having said that, and all else held equal, we believe your colleague?s sudden interest in AAIC stock ? beginning just after receipt of the proposal ?
would appear generally inconsistent with your alleged view that a liquidation might reduce shareholder value.

Insofar as actions may speak louder than words, perhaps the Board could reconcile this apparent contradiction for shareholders, as the CEO?s views on the merits of a liquidation might bear significantly on their voting considerations.

https://www.arlingtonasset.com/2022-03-02-Arlington-
Asset-Investment-Corp-Reports-Fourth-Quarter-
and-Full-Year-2021-Financial-
Results

https://www.sec.gov/divisions/corpfin/cf-
noaction/14a-8/2022/arlingtonvaprop033122-14a8.pdf

https://www.sec.gov/Archives/edgar/data/
0001209028/000120919121051111/xslF345X03/doc4.xml

https://www.sec.gov/Archives/edgar/data/
0001209028/000120919121064784/xslF345X03/doc4.xml

https://www.sec.gov/Archives/edgar/data/
0001209028/000120919121070769/xslF345X03/doc4.xml

https://www.sec.gov/Archives/edgar/data/
0001209028/000120919122002193/xslF345X03/doc4.xml

https://www.sec.gov/Archives/edgar/data/
0001209028/000120919122021979/xslF345X03/doc4.xml

https://www.sec.gov/Archives/edgar/data/
0001209028/000120919122023399/xslF345X03/doc4.xml